

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re: Morgan Stanley**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 8, 2010**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

11. Commitments, Guarantees and Contingencies

Other Guarantees and Indemnities

Representation and Warranties on Certain Securitized Assets, page 67

1.   Please tell us and disclose the total amount you have paid to date related to
        representations and warranties in connection with securitized assets. In addition, explain
        to us how you determined that the probability of any future payments related to these
        representations and warranties is remote.

Contingencies, page 68

2.   We note your disclosure in the last paragraph of footnote 11. Please tell us how this
        disclosure complies with ASC 450-20-50. Further, to the extent the basis for this
        disclosure is paragraph 4 of ASC 450-20-50, please tell us how you have complied with
        paragraph 4b of ASC 450-20-50, or tell us why you believe it was not necessary to make
        an explicit statement that an estimate of the possible loss cannot be made.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources

The Balance Sheet, page 118

3.   We note the Tier 1 common ratio increased from 8.2% at December 31, 2009 to 10.7% at
        September 30, 2010 as you have disclosed on page 119. Additionally, we note the Total
        Capital (to RWAs) and Tier 1 Capital (to RWAs) for Morgan Stanley Private Bank, N.A.
        decreased from 70.3% at December 31, 2009 to 26.9% at September 30, 2010 as you
        have disclosed on page 71.   Please tell us the reasons for the changes in these ratios from
        period to period and the impact that these changes have had or are expected to have on
        the company's operations. Consider enhancing your disclosure in future filings to
        include this discussion.

Credit Ratings, page 125

4.	It appears that Fitch Ratings downgraded Morgan Stanley Bank, N.A. from A+ at June 30, 2010 to A at September 30, 2010. Please tell us the impact that this downgrade has had or is expected to have on the company's operations. Consider enhancing your disclosure in future filings to include this discussion.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3438 if you have questions.

					Sincerely,

					Robert Telewicz
					Senior Staff Accountant